Exhibit (a)(1)(H)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer (as defined below) is made solely by the Offer to Purchase, dated January 18, 2011, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

by

Hollywood Media Corp.

of

Up to 9,000,000 Shares of its Common Stock
at a Purchase Price of $2.00 Per Share

Hollywood Media Corp., a Florida corporation (the “Company”), is offering to purchase for cash up to 9,000,000 shares of its common stock, par value $.01 per share (the “Shares”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 18, 2011, and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the “Offer”). The Company is inviting its shareholders to tender their Shares at a price of $2.00 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions of the Offer.

The Offer is subject to certain conditions set forth in the Offer to Purchase and the related Letter of Transmittal.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, FEBRUARY 15, 2011, UNLESS THE OFFER IS EXTENDED.

The Board of Directors of the Company has approved the making of the Offer.  A special committee of the Company’s Board of Directors (comprised of two of the Company’s directors, Harry T. Hoffman and Robert D. Epstein, who have advised the Company that, as of January 18, 2011, they do not intend to tender shares in the Offer) determined the purchase price for the shares.  However, none of the Company, its Board of Directors, any committee or members of the Company’s Board of Directors, the Information Agent or the Depositary is making any recommendation to any shareholder as to whether to tender or refrain from tendering Shares, and the Company has not authorized any person to make any such recommendation.  Shareholders must make their own decisions as to whether to tender their Shares and, if so, how many Shares to tender.  In so doing, shareholders should read and evaluate carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including the Company’s reasons for making the Offer, and should consult with their own investment and tax advisors.

The Company will purchase at $2.00 per share (less any applicable withholding taxes and without interest) all Shares properly tendered, and not properly withdrawn, prior to the “Expiration Time” (as defined below), upon the terms and subject to the conditions of the Offer, including the proration and conditional tender provisions (as described in the Offer to Purchase).  Under no circumstances will the Company pay interest on the purchase price for the Shares, regardless of any delay in making payment.  The Company reserves the right, in its sole discretion, to purchase more than 9,000,000 Shares under the Offer, subject to applicable law.

The term “Expiration Time” means 5:00 p.m., New York City time, on Tuesday, February 15, 2011, unless the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire.

For purposes of the Offer, the Company will be deemed to have accepted for payment, and therefore purchased, Shares properly tendered (and not properly withdrawn), subject to the proration and conditional tender provisions of the Offer, only when, as and if the Company gives oral or written notice to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), of its acceptance of such Shares for payment under the Offer.  The Company will make payment for Shares tendered and accepted for payment under the Offer only after timely receipt by the Depositary of certificates for such Shares or of timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the “book-entry transfer facility” (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof or, in the case of a book-entry transfer, an “agent’s message” (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal.

Upon the terms and subject to the conditions of the Offer, if more than 9,000,000 Shares (or such greater number of Shares as the Company may elect to purchase, subject to applicable law) have been properly tendered and not properly withdrawn prior to the Expiration Time, the Company will purchase properly tendered Shares on the following basis:

•
first, on a pro rata basis (with appropriate adjustments to avoid purchases of fractional shares) from all shareholders who properly tender Shares and do not properly withdraw them before the Expiration Time, other than shareholders who tender conditionally and whose conditions are not satisfied; and

•
second, only if necessary to permit the Company to purchase 9,000,000 Shares (or such greater number of Shares as the Company may elect to purchase, subject to applicable law), from holders who have tendered Shares subject to the condition that the Company purchase a specified minimum number of the holder’s Shares if the Company purchases any of the holder’s Shares in the Offer (which condition was not initially satisfied), by random lot, to the extent feasible.  To be eligible for purchase by random lot, shareholders that conditionally tender their Shares must have tendered all of their Shares.

The Company will return all tendered Shares that it has not purchased in the Offer to the tendering shareholders or, in the case of Shares delivered by book-entry transfer, will credit the account at the book-entry facility from which the transfer has been previously made at the Company’s expense promptly after the Expiration Time.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Time.  During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering shareholder to withdraw such shareholder’s Shares.  The Company also expressly reserves the right to terminate the Offer, as described in the Offer to Purchase.  Subject to compliance with applicable law, the Company further reserves the right, regardless of whether any of the circumstances described in the Offer to Purchase shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect, including without limitation by increasing or decreasing the consideration offered.  The Company will announce any such termination or amendment to the Offer by making a public announcement of the termination or amendment in accordance with applicable law.

On December 15, 2010, the Company completed the sale of its Broadway Ticketing Division, through the sale of all of the outstanding capital stock of Theatre Direct NY, Inc. (“Theatre Direct”) to Key Brand Entertainment Inc. (“Key Brand”), as contemplated by that certain Stock Purchase Agreement, dated as of December 22, 2009, between the Company and Key Brand (as amended, the “Purchase Agreement”).  In connection with the sale of the Company’s Broadway Ticketing Division: (i) the Company received $20.5 million in cash; (ii) Theatre Direct, Key Brand, and the Company entered into that certain Second Lien Credit, Security and Pledge Agreement, dated as of December 15, 2010, pursuant to which the Company made an $8.5 million loan to Key Brand at an interest rate of 12% per annum, which loan matures on December 15, 2015 and is secured on a second lien basis by all stock and assets of Theatre Direct and its subsidiaries; (iii) Theatre Direct issued the Company a warrant to purchase 5% of the outstanding shares of common stock of Theatre Direct as of the closing date on a fully diluted basis at an exercise price of $.01 per share; and (iv) Key Brand assumed $1.6 million of liabilities associated with employment agreements with certain employees of Theatre Direct.  In addition, the Company is entitled to receive earnout payments of up to $14.0 million contingent upon Theatre Direct and its subsidiaries achieving certain revenue targets during the period from the closing date through the end of the tenth full fiscal year of Theatre Direct following the closing date as set forth in the Purchase Agreement.

As of January 13, 2011, the Company had approximately $27.1 million in cash and cash equivalents.  The Company will use a portion of its cash and cash equivalents to fund the Offer.  The Company’s Board of Directors, after evaluating expected capital requirements of the Company’s operations and other expected cash commitments, believes that purchasing shares of the Company’s common stock in the Offer represents a superior alternative to other available uses of the funds required for the Offer.  The Offer represents an opportunity for the Company to return capital to its shareholders who elect to tender their Shares.  Additionally, shareholders who do not participate in the Offer will automatically increase their relative percentage interest in the Company and its future operations at no additional cost to them.  The Offer also provides shareholders (particularly those who, because of the size of their stockholdings, might not be able to sell their Shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to all or a portion of their Shares, without potential disruption to the share price and the usual transaction costs associated with market sales.

Generally, a shareholder will be subject to U.S. federal income taxation when the shareholder receives cash from the Company in exchange for the Shares that the shareholder tenders.  Shareholders are strongly encouraged to read the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Offer and to consult their tax advisors.

Tenders of Shares under the Offer are irrevocable, except that such Shares may be withdrawn at any time prior to the Expiration Time, and, unless previously accepted for payment by the Company under the Offer, may also be withdrawn at any time after Wednesday, March 16, 2011.  For such withdrawal to be effective, the Depositary must timely receive a written, telegraphic or facsimile transmission notice of withdrawal at the respective addresses or facsimile number specified for such manner of delivery set forth on the back cover page of the Offer to Purchase.  Any such notice of withdrawal must specify the name of the tendering shareholder, the number of Shares to be withdrawn and the name of the registered holder of such Shares.  If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an “eligible institution” (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an eligible institution.  If more than one Letter of Transmittal has been used or Shares have been otherwise tendered by a shareholder in more than one group of Shares, Shares may be withdrawn by such shareholder using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included.  If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, any notice of withdrawal also must specify the name and the number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and must otherwise comply with such book-entry transfer facility’s procedures.

The Company will determine, in its sole discretion, all questions as to the form and validity of any notice of withdrawal, including the time of receipt, and such determination will be final and binding, except to the extent a court of law may have jurisdiction regarding such matters.  None of the Company, Innisfree M&A Incorporated, as the Information Agent, American Stock Transfer & Trust Company, LLC, as the Depositary, or any other person will be under any duty to give notification of any defects or irregularities in any tender or notice of withdrawal or incur any liability for failure to give any such notification.  The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information that Shareholders should read carefully before making any decision with respect to the Offer.  Copies of the Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.  Persons who hold vested rights to purchase or otherwise acquire Shares, including persons who hold vested stock options, will be provided a copy of the Offer to Purchase and the related Letter of Transmittal upon request to the Information Agent at the telephone numbers and address set forth below.  Such persons should read the Offer to Purchase for further information regarding how they can participate in the Offer.

Please direct any questions or requests for assistance to the Information Agent at the telephone numbers and address set forth below.  Please direct requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone numbers and address set forth below.  The Information Agent will promptly furnish to shareholders additional copies of these materials at the Company’s expense.  Shareholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer.  To confirm delivery of Shares, please contact the Depositary at the telephone number and addresses set forth below.

The Information Agent for the Offer is:
501 Madison Avenue, 20th Floor
New York, New York 10022
Shareholders call toll-free: (888) 750-5834
Banks and Brokers call collect: (212) 750-5833

The Depositary for the Offer is:

By Mail:	By Facsimile Transmission (for eligible institutions only):	By Overnight Courier or Hand Delivery:
American Stock Transfer & Trust Company, LLC Attention: Reorganization Department P.O. Box 2042 New York, NY 10272	American Stock Transfer & Trust Company, LLC Attention: Reorganization Department Facsimile: (718) 234-5001 To confirm: (877) 248-6417	American Stock Transfer & Trust Company, LLC Attention: Reorganization Department 6201 15th Avenue Brooklyn, NY 11219

January 18, 2011